Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-143110

FINAL TERM SHEET
Dated May 22, 2007

CVS CAREMARK CORPORATION
6.302% ENHANCED CAPITAL ADVANTAGED PREFERRED SECURITIES (ECAPSSM) DUE 2062

Issuer:	CVS Caremark Corporation (the “Issuer”)

Description of Securities:	6.302% Enhanced Capital Advantaged Preferred Securities (ECAPSSM) due 2062 (the “ECAPSSM”)

Amount:	$1,000,000,000 aggregate principal amount

Security Ratings:	Baa3 / BBB- / BBB- (Moody’s / S&P / Fitch)

Legal Format:	SEC Registered (Registration No. 333-143110)

Trade Date	May 22, 2007

Settlement Date:	May 25, 2007 (T+3)

Scheduled Maturity Date:	June 1, 2037

Final Maturity Date:	June 1, 2062

Interest Rate during Fixed Rate Period:
From May 25, 2007 to but excluding June 1, 2012, at an annual rate of 6.302%, payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2007, subject to the Issuer’s right to defer interest on one or more occasions for up to ten consecutive years

Interest Rate during Floating Rate Period:
From and including June 1, 2012 until the Final Maturity Date, unless redeemed or repaid earlier, at a floating rate based on the 3-month LIBOR rate plus a spread of 206.5 basis points, reset quarterly, payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year, commencing September 1, 2012, subject to the Issuer’s right to defer interest on one or more occasions for up to ten consecutive years

Interest Payment Dates:	Each June 1 and December 1 until June 1, 2012, and thereafter each March 1, June 1, September 1 and December 1 until the Final Maturity Date, unless redeemed or repaid earlier

Day Count During Fixed Rate Period:	30 / 360

Day Count During Floating Rate Period:	ACT / 360

Optional Redemption:
Subject to restrictions under the replacement capital covenant, redeemable in whole or in part at the option of the Issuer at the following applicable redemption price:

•      On or after June 1, 2012, at 100% of the principal amount plus accrued and unpaid interest or

•      Prior to June 1, 2012, at the applicable redemption price, which will equal the greater of (x) 100% of the principal amount of the

ECAPSSM being redeemed and (y) the present value of a principal payment on June 1, 2012 and scheduled payments of  interest that would have accrued from the redemption date to June 1, 2012 on the ECAPSSM being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate plus the Applicable Spread, in each case plus accrued and unpaid interest to the redemption date

Redemption for Tax Event or Rating Agency Event:
Subject to restrictions under the replacement capital covenant, redeemable in whole but not in part at the option of the Issuer within 90 days after the occurrence of a tax event or a rating agency event at the following applicable redemption price:

•      Prior to June 1, 2012, at the applicable redemption price, which will equal the greater of (x) 100% of the principal amount of the ECAPSSM being redeemed and (y) the present value of a principal payment on June 1, 2012 and scheduled payments of interest that would have accrued from the redemption date to June 1, 2012 on the ECAPSSM being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate plus the Applicable Spread, in each case plus accrued and unpaid interest to the redemption date

Applicable Spread:	Applicable spread means 0.50% in the case of a rating agency event or tax event and 0.25% in all other cases

Benchmark:	4.500% UST due April 30, 2012

Benchmark Strike:	98-28¾; 4.752%

Reoffer Spread:	+ 155 bps

Reoffer Yield:	6.302%

Issue Price:	100% of principal amount

Denominations:	$2,000 and integral multiples of $1,000 thereof

Gross Proceeds:	$1,000,000,000

Underwriting Discounts and Commissions:	1.00%

Net Proceeds After Underwriting Discounts and Commissions:	$990,000,000

Use of Proceeds:	To repay Bridge Credit Facility borrowings (including to certain of the underwriters referenced below or their affiliates), a portion of commercial paper borrowings and for general corporate purposes

CUSIP	126650 BK5

Underwriters:	Lehman Brothers (bookrunner)
Morgan Stanley (bookrunner)
Banc of America Securities (bookrunner)
BNY Capital Markets (bookrunner)
Wachovia Securities (bookrunner)
KeyBanc Capital Markets (senior co-manager)
LaSalle Capital Markets (senior co-manager)
SunTrust Robinson Humphrey (senior co-manager)
HSBC (co-manager)
Mizuho Securities USA Inc. (co-manager)
Piper Jaffray (co-manager)
Wells Fargo Securities (co-manager)
BB&T Capital Markets (co-manager)

Terms used but not defined in this term sheet have the meanings assigned to them in the preliminary prospectus supplement dated May 21, 2007.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.